Julia Forbess

jforbess@fenwick.com | 415.875.2420

November 17, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Christina Chalk

Shane Callaghan

Re:	Stoke Therapeutics, Inc.

Schedule TO-I

Filed November 2, 2023

File No. 005-91051

Ladies and Gentlemen:

On behalf of Stoke Therapeutics, Inc. (the “Company”), we are concurrently transmitting herewith the Amendment No. 2 to the Company’s Tender Offer Statement on Schedule TO (the “ Amendment No. 2”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 16, 2023 (the “Letter”) regarding the Company’s Tender Offer Statement on Schedule TO (File No. 005-91051) (the “Schedule TO-I”) submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on November 2, 2023. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Schedule TO-I.

U.S. Securities and Exchange Commission

Attention: Christina Chalk, Shane Callaghan

November 17, 2023

Schedule TO-I filed November 2, 2023

General

1.

The cross reference in Item 7(b) of Schedule TO to Section 6 of the Offering Memorandum appears to be inappropriate, as Section 6 of the Offering Memorandum sets forth the conditions to the consummation of the Exchange Offer rather than material conditions, if any, to any financing of consideration to be provided in the Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.

In response to the Staff’s comment, the Company has revised the response to Item 7(b) of the Schedule TO-I in Amendment No. 2.

Summary Term Sheet—Questions and Answers, page 5

2.

Refer to the following disclosure made on pages 9-10 of the Exchange Offer under Question 10: “Unless we amend or terminate the Exchange Offer in accordance with its terms, we will grant you New RSUs in exchange for Eligible Options with respect to which you properly made a valid election (and did not validly revoke that election), effective as of the New RSU Grant Date, following the Expiration Time. However, it may take a few weeks from the Expiration Time for you to receive your New RSUs.” Please explain in your response letter how this payment process is consistent with your obligation to pay promptly under Rule 13e-4(f)(5).

In response to the Staff’s comment, the Company has revised its disclosure on pages 9-10 of the Exchange Offer in Amendment No. 2.

Procedures for Tendering Eligible Options, page 25

3.

Refer to the following disclosure on page 26 of the Exchange Offer: “Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Option or any particular Eligible Employee.” Please revise to avoid the implication that you may waive a condition of the offer as to one or some Eligible Employees, rather than generally waiving such offer condition. All conditions to the Exchange Offer must apply uniformly to all Eligible Employees.

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Exchange Offer in Amendment No. 2.

Withdrawal Rights, page 27

4.

Refer to the following disclosure made on page 27 of the Exchange Offer: “[I]f we have not accepted your tendered Eligible Options by 11:59 p.m. Eastern Time on December 28, 2023 (which is the 40th business day following the commencement of the offer), you may withdraw your Eligible Options at any time thereafter but prior to our acceptance.” It does not appear that December 28, 2023 is the 40th business day (as defined in Rule 13e- 4(a)(3)) after commencement of this Exchange Offer. Please revise or advise.

U.S. Securities and Exchange Commission

Attention: Christina Chalk, Shane Callaghan

November 17, 2023

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Exchange Offer in Amendment No. 2.

Conditions of the Exchange Offer, page 28

5.

On page 29 of the Exchange Offer, you have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or automated quotation system or in the over-the-counter market, or delete.

In response to the Staff’s comment, the Company has revised the condition to remove the reference to the limitation on prices on page 29 of the Exchange Offer in Amendment No. 2.

6.

Refer to the following language in the condition on page 30 of the Exchange Offer: “any changes occur in our business, financial condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to Stoke Therapeutics.” As drafted, the condition is extremely broad since it is not limited to negative changes. Please revise to outline how you will judge materiality in this context, or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Exchange Offer in Amendment No. 2 to clarify it only refers to adverse changes.

7.

Refer to the following condition on page 30 of the Exchange Offer: “Any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the Exchange Offer to Stoke Therapeutics . . . .” Revise to describe the “contemplated benefits of the Exchange Offer” for purposes of this offer condition.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Exchange Offer in Amendment No. 2.

8.

Refer to the following statement made on page 30 of the Exchange Offer: “We may waive the conditions, in whole or in part, at any time and from time to time prior to our acceptance of your tendered Eligible Options for exchange, whether or not we waive any other condition to the Exchange Offer.” If an offer condition is

U.S. Securities and Exchange Commission

Attention: Christina Chalk, Shane Callaghan

November 17, 2023

“triggered” while the offer is pending, in our view, the offeror must promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target security holders if a condition is triggered while the Exchange Offer is pending.

In response to the Staff’s comment, the Company confirms that it will promptly notify target security holders if a condition is triggered while the Exchange Offer is pending.

Information Concerning Stoke Therapeutics; Financial Information, page 32

9.

Refer to Item 10 of Schedule TO. To the extent that you are incorporating by reference financial statements in other filings by Stoke Therapeutics, revise to expressly do so and to identify where the specific information may be found within the applicable filing(s). See Instruction 3 to Item 10 of Schedule TO.

In response to the Staff’s comment, the Company has revised Section 9 (“Information Concerning Stoke Therapeutics; Financial Information”) of the Exchange Offer to expressly incorporate by reference the financial statements and related management’s discussion and analysis of results of operations and financial condition included the Company’s Annual Report and Quarterly Reports.

10.

See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise the Offering Memorandum to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure in the same manner as the original offer materials.

In response to the Staff’s comment, the Company has revised Section 9 (“Information Concerning Stoke Therapeutics; Financial Information”) of the Exchange Offer to include summarized financial information and undertakes to disseminate the amended disclosure in the same manner as the original offer materials.

U.S. Securities and Exchange Commission

Attention: Christina Chalk, Shane Callaghan

November 17, 2023

11.	Please include the Company’s book value per share as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has revised Section 9 (“Information Concerning Stoke Therapeutics; Financial Information”) of the Exchange Offer to include the book value per share of common stock as of September 30, 2023.

12.

In your response letter, explain why you do not believe pro forma financial information is material in the context of the Exchange Offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.

In response to the Staff’s comment, the Company informs the Staff that the grant of New RSUs in connection with the exchange offer is not expected to result in an incremental compensation expense that would have a material impact on the Company’s reported net loss or require reporting of pro forma financial information. The Company designed an approach to exchange ratios for the Exchange Offer to result in a fair value of the New RSUs that will approximate the fair value of the eligible stock options that employees will surrender in the exchange based on the Black-Scholes valuation model. The Exchange Offer provides a “value for value” exchange, and the accounting fair value of the replacement options granted will be approximately equal to the fair value of the options that are surrendered at the time of the exchange, such that the impact on compensation expense, if any, will be immaterial to the financial statements taken as a whole. As disclosed in Section 11 (“Accounting Consequences of the Exchange Offer”) of the Exchange Offer, the Company cannot predict the exact amount of the charge (if any) that will result from the exchange offer as the fair value of the New RSUs and related incremental compensation expense, if any, will be determined on the New RSU Grant Date. Further, because the Company is currently in a net loss position and has been historically since its initial public offering, any net reduction in the outstanding number of stock options resulting from surrendered and cancelled stock options in the Exchange Offer will not have any impact to basic or diluted earnings per share calculations as the Company is in an anti-dilutive position.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, page 33

13.

Please revise the Offering Memorandum or Schedule TO to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item 1003(a) of Regulation M-A and by each associate and majority-owned subsidiary of those persons, if applicable.

In response to the Staff’s comment, the Company has revised Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Exchange Offer to include the information required by Item 1008(a) of Regulation M-A for each of its executive officers and directors.

* * * * * * *

U.S. Securities and Exchange Commission

Attention: Christina Chalk, Shane Callaghan

November 17, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420, or, in her absence, Rob Freedman at (206) 389-4524.

Sincerely,

/s/ Julia Forbess
Julia Forbess
FENWICK & WEST LLP

Cc	Edward M. Kaye, M.D., Chief Executive Officer

Stephen J. Tulipano, Chief Financial Officer

Jonathan Allan, General Counsel and Corporate Secretary

Stoke Therapeutics, Inc.

Effie Toshav, Esq.

Rob Freedman, Esq.

Fenwick & West LLP